FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File No. 000-26296

PETAQUILLA MINERALS LTD.
(Translation of registrant's name into English)

Suite 1820-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

/s/ Kenneth Morgan
____________________________________
Kenneth Morgan
Chief Financial Officer, Secretary
Date: June 10, 2005

See the attached exhibits:

Exhibit 1: News Release dated June 2, 2005
Exhibit 2: Agreement dated June 1, 2005

PETAQUILLA MINERALS LTD.	Trading Symbols:
TSE: PTQ
OTC: PTQMF

NEWS RELEASE

Molejon Gold Project Agreement Signed by Teck Cominco, Inmet Mining &
Petaquilla Minerals

Vancouver BC - June 2, 2005: Petaquilla Minerals Ltd. (the "Company" or "PTQ") is pleased to announce the signing of the Molejon Gold Project Agreement (the "Agreement"), which formalizes the Letter of Intent announced on December 13, 2004.

Highlights of the Agreement

- Teck Cominco Limited ("Teck") and Inmet Mining Corporation ("Inmet") have agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold deposits occurring on the partner's joint venture lands to Petaquilla Minerals Ltd., subject to a royalty in favour of Teck and Inmet.

- In addition, the partners have agreed to conduct a review of strategic alternatives in order to potentially advance the development of the jointly owned Minera Petaquilla S.A. copper project.

- The agreement is subject to the Panamanian Government accepting a multi-phase mine development plan (the "Plan") on terms acceptable to Teck, Inmet and PTQ.

Michael Levy, President of Petaquilla Minerals, stated, "I am very pleased that we were able to reach this agreement with Teck and Inmet. We now have a road map to guide us as PTQ works towards bringing the Molejon Gold deposit into production and developing the jointly-owned copper project".

Terms of the Agreement:

The partners wish to have a mine development plan (the "Plan") for the Concession approved by the Panamanian Government that will facilitate the development of the Molejon Gold Deposit as the first phase of the plan.

Upon receipt of the Panamanian Government's approval of the Plan:

1) The partners will transfer the following property and mineral rights to PTQ in accordance with the Agreement:

(a) that portion of the Concession on which is situated the Molejon Gold Deposit.

(b) the right to explore and mine Gold Deposits on the remainder of the Concession.

2) The partners will pursue a range of strategic alternatives, including the potential sale of the copper project, the addition of a new shareholder, or some other form of joint development agreement with respect to the project (excluding the Gold Deposits referred to above).

If, as a result of the agreed review of strategic alternatives, all parties agree to accept a third party offer for the copper project, the proceeds after all related expenses will be distributed in the following proportions:

Teck Cominco	23%
PTQ	29%
Inmet	48%

In the event two of the Parties agree to accept an Offer and one Party rejects the Offer, the Party rejecting the Offer will be required, within 10 business days of such rejection, to pay a "Break Fee" calculated at 2% of the value of the Offer to the other Parties. The Break Fee will be divided between the receiving Parties in proportion to the Equity Ratio. In the event that PTQ is required to pay a Break Fee, PTQ may issue shares to the other two Parties in lieu of paying the fee in cash.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

" Michael Levy "

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.

MoleJon Gold Project Agreement

THIS AGREEMENT made the 1st day of June, 2005.

BETWEEN:

Teck Cominco Limited (formerly Teck Corporation), a body corporate under the laws of Canada and having an office at 600 -200 Burrard Street, Vancouver, BC V6C 3L9, together with its wholly-owned subsidiary, Minera Teck Panama, S.A., with a registered office at Torre Swiss Bank Building, 18th Floor, P.O. Box 1824, Panama 1, Republic of Panama

(collectively referred to as "Teck Cominco")

OF THE FIRST PART

AND:

Petaquilla Minerals Ltd. (formerly Adrian Resources Ltd.), a body corporate under the laws of British Columbia and having an office at 1820 -701 West Georgia Street, Vancouver, BC V7Y 1C6, together with its wholly-owned subsidiary, Georecursos Internacional S.A., a corporation incorporated under the laws of the Republic of Panama, with an office at Torre Banco General, 25th Floor, Panama 7, Republic of Panama

(collectively referred to as "PTQ")

OF THE SECOND PART

AND:

Inmet Mining Corporation, a body corporate under the laws of Canada and having an office at Suite 1000, 330 Bay Street, Toronto, ON M5H 2S8 together with its wholly-owned subsidiary, Minnova (Panama) Inc., a corporation incorporated under the laws of the Republic of Panama, with an office at P.H. Plaza 2000 Building, 50th Street, 16th Floor, Panama, Republic of Panama.

(collectively referred to as "Inmet")

OF THE THIRD PART

AND:

Minera Petaquilla, S.A., a body corporate under the laws of the Republic of Panama and having a head office at Torre Swiss Bank Building, 18th Floor, P.O. Box 1824, Panama 1, Republic of Panama

(herein referred to as the "Corporation")

OF THE FOURTH PART

RECITALS:

A. The Corporation is the holder of an exploration mining Concession granted by the Government of the Republic of Panama pursuant to that Contract Law No. 9 of February 26, 1997, known as the "Ley Petaquilla" which covers certain land and mineral interests;

B. The Parties or their assigns entered into a shareholders' agreement dated February 21, 1997 (the "Shareholders' Agreement") whereby Teck Cominco, PTQ and Inmet (through their respective wholly-owned subsidiaries) agreed to establish the Corporation for the purposes of the ownership of the Concession and the exploration, development and operation of one or more mines on the Concession;

C. To date, the Parties have not proceeded with mine development on the Concession;

D. The Parties have agreed to enter into this Agreement as a way to attempt to realize value from their respective interests in the Corporation.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements and other good and valuable consideration, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

In this Agreement, unless otherwise expressly defined, capitalized terms have the same meanings ascribed to them in the Shareholders' Agreement. Other defined terms have the meanings ascribed to them in this Agreement.

1.2 Sections

The term "Sections" followed by a number refers to the specified Section in this Agreement unless otherwise expressly stated to refer to a section in the Shareholders' Agreement. Article, section or other headings contained in this Agreement are inserted for convenience only and will not affect the meaning or construction of any of the provisions of this Agreement.

1.3 Number and Gender

Words importing the singular number only will include the plural and vice versa where the context requires, and words importing gender include the male, female and neuter genders.

1.4 Governing Law

The Parties acknowledge that this Agreement regulates the relationship with respect to the Corporation which is a Panamanian corporation, and its assets, and therefore all matters that deal with corporate proceedings of a corporation under Panamanian corporate law shall be governed by that law. In all other respects, including as to matters of contract law and the application of conflict of laws principles to assets located outside of Canada, this Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.5 Currency

All statements of or references to dollar amounts in this Agreement are references to United States dollars.

1.6 Schedules

The following are the schedules attached to and forming part of this Agreement:

Schedule A -Description of Molejon Deposit
Schedule B -Net Smelter Returns
Schedule C -Review of Strategic Alternatives

1.7 Entire Agreement

This Agreement, together with the Schedules attached, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement, and replace and supersede all prior agreements with respect thereto, whether oral or written, including without limitation, the Letter of Intent dated December 13, 2004 between Teck Cominco, PTQ and Inmet, provided that, except to the extent expressly set forth herein, nothing in this Agreement shall affect the 1991 Financing Agreement or the Shareholders Agreement, which shall continue in full force and effect, unamended.

1.8 Paramountcy of this Agreement

In the event the terms of this Agreement conflict with the Articles or by-laws of the Corporation, the provisions of this Agreement shall prevail, and the Parties shall cause the Articles or by-laws, as the case may be, to be amended to the extent necessary to accord with this Agreement.

ARTICLE 2
SCOPE OF AGREEMENT

2.1 Purpose of Agreement

The Parties wish to have a mine development plan for the Concession approved pursuant to the Ley Petaquilla prior to December 31, 2005 on a basis that will facilitate the development of the Molejon deposit on a stand-alone basis. The Parties agree that the Corporation shall seek Government approval of a phased mine development plan to be prepared by PTQ and approved by Teck Cominco and Inmet. In addition, the Parties agree to cooperate in respect of the sale of their respective share interests in the Corporation on the basis set out herein.

2.2 Definition of the Concession Rights to be Transferred to PTQ

Subject to the terms and conditions set out in this Agreement, on receipt of the Government Approval (as defined below), the following property and mineral rights are to be transferred to PTQ in accordance with this Agreement:

(a) that portion of the Concession on which is situated the Molejon gold deposit, whose boundaries and legal description is set out in Schedule A attached to this Agreement (the "Molejon Deposit"); and

(b) the right to explore and mine Gold Deposits on the Concession Remainder (both as defined in Section 5.3), subject to the restrictions set out in Section 5.3 (the "Ancillary Rights").

2.3 hareholders' Agreement

From and after the date of the transfer of the Molejon Deposit to PTQ, the Shareholders' Agreement shall continue in full force and affect, mutatis mutandis, taking into account that the Concession, as defined therein, shall be the Concession as the same shall exist following the assignment of concession rights in connection with the Molejon Deposit to PTQ as contemplated hereby and provided that Section 5.7 of the Shareholders Agreement is suspended during the conduct of the marketing process contemplated by Article 6 hereof.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties

Each of the Parties severally represents and warrants to the other Parties that:

(a) it is a company duly incorporated and validly subsisting under the laws of the jurisdiction of its incorporation, and is qualified to carry on its business in each jurisdiction where its business would require such a qualification;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder; and

(c) it has obtained all authorizations for the execution, delivery and performance of this Agreement.

3.2 Guarantee of Subsidiaries' Representations and Warranties

In making the representations and warranties set out in Section 3.1, the Parties acknowledge that notwithstanding their several liability, each Party which is a parent company of a subsidiary which is itself making such representations and warranties, hereby guarantees the accuracy of such representations and warranties of its subsidiary to each of the other Parties.

ARTICLE 4
MULTI-PHASE MINE DEVELOPMENT PLAN

4.1 Timing

PTQ will develop a multi-phase mine development plan (the "Plan") for the Concession, which will be provided to Teck Cominco and Inmet for comment and approval prior to its submission to the Government of Panama and will be submitted for approval by the Government of Panama on or before December 31, 2005.

4.2 Government Relations

PTQ agrees that Morgan & Morgan, the Corporation's legal counsel, will participate in all discussions with the Government of Panama with respect to the approval of the Plan. PTQ will develop and plan the approach and content of such discussions in conjunction with Morgan & Morgan.

The Parties acknowledge that so long as the Corporation is the holder of the Concession pursuant to the Ley Petaquilla, any proposals to the Government of Panama with respect to the Plan shall be made in the name of the Corporation.

Each of the Parties will be entitled, but not obligated in the case of Teck Cominco and Inmet, to participate in any such meetings and discussions with the Government of Panama and PTQ will provide reasonable advance notice of such meetings. None of PTQ, Teck Cominco or Inmet will separately approach the Government of Panama with respect to the Plan without the written permission of each of the others nor will any of PTQ, Teck Cominco or Inmet hold out to the Government of Panama that it has the ability to bind the other Parties in relation to the Plan or any proposal in respect thereof.

4.3 Cost Sharing

PTQ will bear all costs associated with the development of the Plan. The Corporation will bear the costs of Morgan & Morgan in connection with the presentation of the Plan to the Government of Panama and the securing of the Government Approval.

4.4 Plan Conditions and Characteristics

The Parties agree that the Plan will be subject to the approval of Teck Cominco and Inmet, and will include the following conditions and characteristics:

(a) the Molejon Deposit will be developed in the first phase starting in 2006;

(b) the Molejon Deposit will be designated as a separate development zone which will be developed independently by a corporate entity other than the Corporation and without implying any obligation or commitment of the Parties or the Corporation to proceed with a subsequent phase or phases on the Concession Remainder;

(c) the decision to proceed and the timing of the development of any or all of the phases of the Plan will be subject to unfavourable economic conditions, and technical constraints; and

(d) the Plan will be consistent with, and not require any legislative amendments to the Ley Petaquilla.

4.5 Government Approval

The Corporation will seek the approval of the Plan by the Government of Panama, and each of the Parties agree that such approval shall only constitute the "Government Approval" for the purposes of this Agreement to the extent that it provides as follows:

(a) the Government Approval will be on terms such that the obligations of the Corporation in respect of the Concession Remainder (as defined below) will not be more onerous to the Corporation or any other Party than the obligations currently contained in Ley Petaquilla and, without limiting the generality of the foregoing, the Government Approval will not:

(i) detract in any manner from the tax and other incentives provided to the Corporation under the Ley Petaquilla; or

(ii) impose on the Corporation any liability, including in respect of environmental protection or environmental reclamation, in respect of activities conducted by PTQ in relation to the Molejon Deposit;

(b) the Government Approval will provide that the commencement of construction of a mine on the Molejon Deposit will constitute the commencement of a development of a copper mine for the purposes of clause 6(2) of the Ley Petaquilla such that the Ley Petaquilla shall not terminate and the Concession shall not expire pursuant to such clause 6(2) and, in any event, the Government of Panama shall not have the right to terminate or otherwise affect the interests of the Corporation in the Concession and in Ley Petaquilla at any time prior to December 31, 2007 at the earliest, failing commencement of development of a copper mine on the Concession Remainder by that time;

(c) the Government Approval will constitute a consent of the Government of Panama under clause 9 of the Ley Petaquilla to the partial assignment of the contract law and the Concession to PTQ or an affiliate of it pursuant to clause 9 of the Ley Petaquilla; and

(d) the Government Approval will not impose on the Corporation the obligation to proceed with any subsequent phase or phases of development on the Concession.

ARTICLE 5
PTQ'S EXPLOITATION OF GOLD DEPOSITS IN THE CONCESSION

5.1 Transfer of Molejon Deposit

Upon receipt of the Government Approval in form satisfactory to each of Teck Cominco, Inmet and PTQ, acting reasonably, the Corporation will transfer all right, title and interest to the Molejon Deposit to PTQ or an Affiliate, on the condition that such transfer shall not expose the Corporation, Teck Cominco or Inmet to any liability in respect of tax.

5.2 Rights to Develop Copper on the Molejon Deposit

Notwithstanding Section 5.1, the Corporation will retain its right to develop any Copper Deposits on the Molejon Deposit provided that such development does not impair or impede PTQ's ability to develop or otherwise exploit Gold Deposits (as defined below) on the Molejon Deposit. For this purpose, a deposit will be a "Copper Deposit" if more than 50% of its net present value as a developed mine would derive from its copper content (allocating capital and operating costs as between copper and other commodities on the basis of their contribution to revenue using reasonable and consistent price assumptions as may be agreed between the Parties or, failing agreement, as determined in accordance with the arbitration procedures set forth in Section 8.9 of this Agreement.

5.3 Transfer of Ancillary Rights

Upon receipt of the Government Approval and transfer of the Molejon Deposit in accordance with Section 5.1 of this Agreement, the Parties also agree that PTQ will have the exclusive right to develop any Gold Deposits in the remainder of the Concession (the "Concession Remainder") provided that such rights granted to PTQ herein does not impair or impede the Corporation's interest or ability to exploit Copper Deposit or the Concession Remainder.

For this purpose, a deposit will be a "Gold Deposit" if more than 50% of its net present value as a developed mine would derive from its gold or other precious metals content (allocating capital and operating costs as between gold, other precious metals and other commodities on the basis of their contribution to revenue using reasonable and consistent price assumptions for gold and other commodities as may be agreed between the Parties or, failing agreement, as determined in accordance with the arbitration procedures set forth in Section 8.9 of this Agreement).

In the event that a resource relating to a Gold Deposit is identified on the Concession Remainder, the Parties will co-operate to effect a transfer of such deposit to PTQ, on a basis similar to the transfer of the Molejon Deposit contemplated by this Agreement.

5.4 Amendment to Section 7.6 of Shareholders' Agreement

The Parties agree that Section 7.6(b) of the Shareholders' Agreement is amended to further provide that Teck Cominco will not vote any of PTQ's Shares without PTQ's consent on any matter relating to the Plan, the Government Approval or the execution of any transaction effected pursuant to Schedule C provided that such amendment shall not affect the right of the Corporation pursuant to Section 5.5 hereof or any decision in respect of the exercise of that right.

5.5 Right of Corporation to Implement Plan

If any rights in respect of the Concession Remainder under the Ley Petaquilla arise out of the Government Approval that are contingent on the performance by PTQ of any obligations with respect to the Molejon Deposit, the Corporation, Teck Cominco and Inmet will have the right, but not the obligation, to step in and perform such obligations and shall have a lien on the Molejon Deposit to the extent of expenditures made in connection with such performance.

5.6 PTQ Activities Prior to Plan Approval

From the date of this Agreement until the date of the transfer of the Molejon Deposit pursuant to Section 5.1, PTQ may conduct field work or other feasibility work, with respect to the Molejon Deposit provided that:

(a) such work is conducted in compliance with all applicable laws and regulations, including environmental regulations, at PTQ's own risk and expense; and

(b) regular reports of such work are provided to the other Parties.

PTQ acknowledges that until receipt of the Government Approval, the Corporation remains the holder of the Concession in its entirety.

5.7 Indemnity

PTQ hereby indemnifies the Corporation, Teck Cominco and Inmet and their respective directors, officers, employees and agents from and against any liabilities, losses, costs, damages and expenses which any of them may suffer, directly or indirectly, as a consequence of work conducted by PTQ with respect to the Molejon Deposit or the Ancillary Rights pursuant to this Agreement, including with respect to reclamation, or any breach by PTQ of its obligations hereunder.

5.8 Net Smelter Return

In consideration of the rights and obligations transferred to PTQ pursuant to this Agreement, PTQ or its affiliate which holds the Molejon Deposit or the Ancillary Rights (the "Royalty Payor") will pay a Net Smelter Return royalty in respect of production from the Molejon Deposit or the Ancillary Rights. The royalty percentage will be determined quarterly using the average of the daily p.m. gold fix established by the London Metal Exchange for each day in a calendar quarter, as follows:

Quarterly average p.m. gold fix (US Dollars per ounce)	Net Smelter Return
$350 to $399	1%
$400 to $449	2%
$450 to $499	3%
$500 to $549	4%
$550 and above	5%

The Net Smelter Return royalty will be paid in accordance with Schedule B to Teck Cominco as to 35.135% and to Inmet as to 64.865%, as consideration for their consent to the transactions contemplated by this Agreement. Net Smelter Return will have the meaning ascribed to that term in Schedule B. The Parties will take such actions as may be necessary to register the royalty granted hereunder against title to the Molejon Deposit and the Concession Remainder.

ARTICLE 6
REVIEW OF STRATEGIC ALTERNATIVES

6.1 Review of Strategic Alternatives

Upon receipt of the Government Approval, PTQ, Teck Cominco and Inmet will jointly conduct a review of strategic alternatives in connection with the Corporation and the Petaquilla Project on the terms set out in Schedule C.

ARTICLE 7
CONFIDENTIALITY

7.1 Information Relating to Development of Molejon Deposit

Notwithstanding Section 13.1 of the Shareholders' Agreement, all work, plans, feasibility reports, data and other information prepared by or at the request of PTQ with respect to the Molejon Deposit, will be the exclusive property of PTQ and will be treated as confidential by the other Parties and not disclosed to any third parties or to the public without the prior written consent of PTQ, provided that such documents may be disclosed to Panamanian Government authorities to the extent necessary in connection with the process agreed for seeking the Government Approval.

7.2 Information Relating to this Agreement

Except as required by applicable securities laws, each of the Parties will keep the terms of this Agreement and the status of the process contemplated by Schedule C, and will not disclose such matters to any third parties. No public announcement, press release or other information will be issued or released by any of the Parties on any matter relating to this Agreement or the transactions contemplated herein, except with the prior approval of the other Parties, which approval will not be unreasonably withheld.

A Party shall be permitted to make disclosure with respect to this Agreement as may be required by law or by the rules and regulations of any Securities Commission, stock exchange or other regulatory authority having jurisdiction over a Party, provided that such Party required to make any disclosure concerning such matters shall provide the other Parties a reasonable opportunity to review and comment on the content of the proposed disclosure. Teck Cominco and Inmet acknowledge that the nature of transactions contemplated by this Agreement are material to PTQ and accordingly that PTQ will be required to make disclosure.

7.3 Permitted Disclosure

The restrictions set out in Section 7.2 above on disclosure of information will not apply to disclosure by a Party or its representatives:

(a) to an affiliate, employee, contractor, sub-contractor, consultant or professional that has a bona fide need to be informed;

(b) to a third party:

(i) as is reasonably necessary in connection with the issuance of securities of the disclosing Party to the public, or

(ii) for the purposes of arranging financing in connection with its obligations under this Agreement or other financing with a recognized and reputable financial institution,

provided that such third party gives its undertaking to the Parties in a form satisfactory to the other Parties, acting reasonably, that such information will be kept confidential and not disclosed to other; or

(c) of information which is or becomes part of the public domain, other than through a breach of the provisions of this Agreement by another Party.

ARTICLE 8
GENERAL PROVISIONS

8.1 Notice

Any notice, invoice or communication to be given under this Agreement may be effectively given by delivering the same at the following addresses or by sending the same by facsimile to the following numbers. Any communication so delivered will be deemed to have been received on the date delivered and any facsimile thereof will be deemed to have been received on transmission, if in either case the date is a BUSINESS DAY and it is prior to 3:00 p.m. at the place of receipt and, if not, on the next BUSINESS DAY following delivery or transmission. The addresses for delivery and numbers for facsimile of the Parties (including their respective subsidiaries) for the purposes of this Agreement are:

(a) If to Teck Cominco:

Teck Cominco Limited
600 -200 Burrard Street
Vancouver, BC V6C 3L9
Attention: Corporate Secretary
Facsimile: (604) 640-5395

and

Minera Teck Panama, S.A.
c/o Morgan & Morgan
Torre Swiss Bank Building, 18th Floor
P.O. Box 1824
Panama 1, Republic of Panama
Attention: Romulo Roux
Facsimile: (507) 265-7700

(b) If to PTQ:

Petaquilla Minerals Ltd.
1820 -701 West Georgia Street
Vancouver, BC V7Y 1C6
Attention: President
Facsimile: (604) 694-0063

and

Georecursos Internacional S.A.
P.O. Box 87-1666
Zona 7, Republic of Panama
Attention: Marco Tejeira
Facsimile: (507) 269-5595

(c) If to Inmet:

Inmet Mining Corporation
Suite 1000, 330 Bay Street
Toronto, ON M5H 2S8
Attention: Vice-President, Corporate Development
Facsimile: (416) 368-4692

and

Minnova (Panama) Inc.
P.H. Plaza 2000 Building
50th Street, 16th Floor
Panama, Republic of Panama
Attention: Secretary

(d) if to the Corporation:

Minera Petaquilla, S.A.
Torre Swiss Bank Building, 18th Floor
P.O. Box 1824
Panama 1, Republic of Panama
Attention: Romulo Roux
Facsimile: (507) 265-7700

8.2 Successors and Assigns

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

8.3 Further Assurances

The Parties will from time to time do, make and execute all such documents, acts, matters and things as may be reasonably required in order to give effect to this Agreement.

8.4 Unenforceable Provisions

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions and any such prohibitions or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

8.5 Amendments

No supplement, modification, amendment, waiver or termination of this Agreement will be binding unless executed in writing by the Parties.

8.6 Time of the Essence

Time will be of the essence of this Agreement.

8.7 Counterparts and Facsimiles

This Agreement may be executed in any number of counterparts and by facsimile, each of which will be considered to be an original and together will constitute one and the same document.

8.8 Manner of Payment

All payments to be made by or to any Party may be made by cheque, bank draft, delivered to such Party at its address for notice or deposited by wire transfer to an account of such Party if so approved by the payee Party.

8.9 Arbitration

(a) All disputes arising in connection with this Agreement and which are not resolved by agreement between the Parties shall be finally settled by arbitration under the Rules of Procedure of the British Columbia International Commercial Arbitration Centre (hereinafter referred to as the "Commission") by three arbitrators. Judgment upon any award so rendered may be entered in any jurisdiction, or application may be made to any court for confirmation of such award or a judicial acceptance of such award and for an order of enforcement or other legal remedy, as the case may be. Consent is hereby given by each Party, which is a party to any such arbitration, to the jurisdiction of any such court regarding any matter arising out of such arbitration or the enforcement of any award rendered in such arbitration.

(b) The Party initiating arbitration and the Party named as respondent shall each nominate an arbitrator in its request or answer, as the case may be, provided that any such individual so nominated shall be knowledgeable in the mining industry and independent of each of the Parties. If more than one Party initiates an arbitration or if more than one Party is named as a respondent and the initiating Parties or the respondents are unable to agree on the identity of their arbitrator they shall apply to the Commission to select an arbitrator on their behalves.

(c) If any Party or Parties entitled to nominate an arbitrator should abstain from nominating its arbitrator, the Commission shall itself appoint him.

(d) The two arbitrators so chosen shall select a third arbitrator, provided, however, that if such two arbitrators shall fail to choose a third arbitrator within 30 days after the later of such two arbitrators has been appointed, the Commission, upon the request of any Party involved in the dispute, shall appoint a third arbitrator. The third arbitrator shall be chairman of the arbitral tribunal.

(e) The arbitration shall be conducted in the English language in Vancouver, British Columbia, and matters of procedure not governed by the Commission's own rules shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.10 Termination

(a) If the Government Approval is not obtained by February 28, 2006, then this Agreement shall automatically terminate at 11:59 p.m. (Pacific Standard Time) on such date.

(b) In the event of termination of this Agreement as provided under Section 8.10(a), this Agreement shall forthwith become null and void, except for Sections 4.3, 5.7, 8.9 and 8.10.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

TECK COMINCO LIMITED

Per: /s/ Peter Rozee
 /s/ Karen Dunfee
Authorized Signatory

MINERA TECK PANAMA, S.A.

Per: /s/ John Taylor
 /s/ Karen Dunfee
 Authorized Signatory

PETAQUILLA MINERALS LTD.

Per: /s/ Ken Morgan
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.

Per: /s/ Ken Morgan
Authorized Signatory

INMET MINING CORPORATION

Per: /s/ Steve Astritis
Authorized Signatory

MINNOVA (PANAMA) INC.

Per: /s/ Frank Balint
Authorized Signatory

MINERA PETAQUILLA S.A.

Per: /s/ Larry Mackwood
/s/ Karen Dunfee
 Authorized Signatory

SCHEDULE A

DESCRIPTION OF MOLEJON DEPOSIT

MOLEJON PROJECT

538000
539000
540000
541000
975000
974000
973000
972000
971000
1
2
3
4
QUEBRADA BRAZON
RIO MOLEJON
QUEBRADA VEGA
RIO TURBE
RIO TURBE
RIO TURBE

Coordinates Values

NUM	X	Y
1	537853.502747	974054.93647
2	540853.502747	974054.93647
3	540853.502747	972054.93647
4	537853.502747	972054.93647

UTM Coordinate System
NAD 27, Zone 17N

N
W E
S

0 0.25 0.5 1
Miles

1:25,000

Legend

Rivers
Area of Project

SCHEDULE B

NET SMELTER RETURNS

In this Schedule, "Payor" refers to PTQ or the holder from time to time of the Molejon Deposit or the Ancillary Rights, as the case may be, and "Royalty Holder" refers to Teck Cominco or Inmet or their respective successors or assigns.

1. DEFINITION

1.01 Net Smelter Returns" for purposes of the Agreement are defined as follows:

(a) where all or a portion of the ores or metals derived from the Molejon Deposit or the Ancillary Rights (in this Schedule, the "Property") are sold as ores, solutions, concentrates or doré, the Net Smelter Returns shall be the gross amount received from the purchaser following sale thereof after deduction, (i) if applicable under the sale contract, of all smelter or refining charges, penalties and other deductions; (ii) all costs of transporting and insuring the ores or concentrates or doré from the mine to the smelter, refinery or other place of final delivery; and (iii) sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but excluding income taxes of the Payor; and

(b) where all or a portion of the said ores, solutions, concentrates or doré derived from the Property are treated in a smelter or refinery and a portion of the metals recovered therefrom are delivered to, and sold by Payor, the Net Smelter Returns shall be the gross amount received from the purchaser following sale of the metals so delivered, after deduction of (i) all smelter charges, penalties and other deductions; (ii) all costs of transporting and insuring the ores or concentrates or doré from the mine to the smelter, (iii) if applicable under the smelter or refinery contract, all costs of transporting and insuring the metals from the smelter to the place of final delivery by the purchaser; and (iv) ) sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but excluding income taxes of the Payor.

Where any ores, solutions, concentrates or doré are sold to, or treated in, a smelter or refinery owned or controlled by Payor, the pricing for that sale or treatment will be established by Payor on an arms-length basis so as to be fairly competitive with pricing, net of transportation, insurance, treatment charges and other related costs, then available on world markets for product of like quantity and quality.

2. PAYMENT OF NET SMELTER RETURNS

2.01 Payor shall calculate the Net Smelter Returns and the sums to be disbursed to each Royalty Holder as at the end of each calendar quarter.

2.02 Payor shall, within 60 days of the end of each calendar quarter, as and when any Net Smelter Returns are available for distribution:

(a) pay or cause to be paid to each Royalty Holder that percentage of the Net Smelter Returns to which the Royalty Holder is entitled under the Agreement;

(b) deliver to the Royalty Holder a statement indicating:

(i) the gross amounts received from the purchaser contemplated in subsection 1.01 of this Schedule B;

(ii) the deductions therefrom in accordance with subsection 1.01 of this Schedule B;

(iii) the amount of Net Smelter Returns remaining; and

(iv) the amount of those Net Smelter Returns to which the Royalty Holder is entitled;

supported by such reasonable information as to the tonnage and grade of ores or concentrates shipped as will enable the Royalty Holder to verify the gross amount payable by the smelter or other purchaser.

3. ADJUSTMENTS AND VERIFICATION

3.01 Payment of any Net Smelter Returns by Payor shall not prejudice the right of Payor to adjust any statement supporting the payment; provided, however, that all statements presented to a Royalty Holder by Payor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12-month period Payor gives notice to the Royalty Holder claiming an adjustment to the statement which will be reflected in subsequent payment of Net Smelter Returns.

3.02 Payor shall not adjust any statement in favour of itself more than 12 months following the end of the quarter to which the statement relates.

3.03 Each Royalty Holder shall, upon 30 days' notice in advance to Payor, have the right to request that Payor have its independent external auditors provide their audit certificate for the statement or adjusted statement, as it may relate to the Agreement and the calculation of Net Smelter Returns.

3.04 The cost of the audit certificate shall be solely for the account of the Royalty Holder requiring same unless the audit certificate discloses material error in the calculation of Net Smelter Returns, in which case Payor shall reimburse the Royalty Holder the cost of the audit certificate. Without limiting the generality of the foregoing, a discrepancy of one percent in the calculation of Net Smelter Returns shall be deemed to be material.

4. PAYOR TO DETERMINE OPERATIONS

4.01 Subject to any express provision of the Agreement to the contrary:

(a) the Payor will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Property and may suspend operations and production on the Property at any time it considers prudent or appropriate to do so;

(b) the Payor will owe the Royalty Holders no duty to explore, develop or mine the Property, or to do so at any rate or in any manner other than that which the Payor may determine in its sole and unfettered discretion; and

(c) the Payor may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other products at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user, or consumer.

The Payor will not be liable for mineral values lost in processing under sound practices and procedures, and no royalty will be due on any such lost mineral values.

5. COMMINGLING

5.01 Ores, concentrates, doré and derivatives mined or retrieved from the Property may be commingled with ores, solutions, concentrates, doré or derivatives mined or retrieved from other properties. All determinations required for calculation of Net Smelter Returns, including without limitation the amount of the metals contained in or recovered from ores, solutions, concentrates, doré or derivatives mined or retrieved from the Property, the amount of the metals contained in or recovered from commingled ores, solutions, concentrates, doré or derivatives shall be made in accordance with prudent engineering, metallurgical and cost accounting practices.

6. TRADING ACTIVITIES

6.01 The Payor may, but need not, engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements ("Trading Activities") which may involve the possible delivery of base or precious metals produced from the Property. The Parties' acknowledge and agree that the Royalty Holders shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Trading Activities.

SCHEDULE C

REVIEW OF STRATEGIC ALTERNATIVES

1. Retention of Investment Banker

Upon receipt of the Government Approval, PTQ, Teck Cominco and Inmet will jointly retain an investment banking firm (the "Investment Banker") to act as their financial advisor in connection with the potential sale of all of the shares of the Corporation, or of a 100% interest in the Concession Remainder, or the admission of a new shareholder in the Corporation, or some other form of joint development agreement with respect to the Concession Remainder (any such transaction being hereinafter referred to as a "Monetization").

2. Marketing Post-Plan Approval

The "Marketing Period" will commence as soon as possible after the Plan has been approved by the Government of Panama and transfer of title to the Molejon Deposit and the Ancillary Rights to PTQ or its affiliate has occurred. The investment banker retained by the Parties will be authorized to represent to potential purchasers that the Parties have agreed to participate in a Monetization on receipt of an acceptable offer.

3. PTQ's Right to Acquire

Teck Cominco and Inmet agree that prior to the public solicitation of third party offers for a Monetization, PTQ will be given a reasonable opportunity to make an offer to Teck Cominco and Inmet to acquire their interests in the Corporation.

4. Waiver of Rights of First Refusal

Subject to paragraph 3, Teck Cominco, PTQ and Inmet agree that for the purposes of effecting any Monetization as contemplated by this Agreement, they waive all rights of first refusal and rights of second refusal as set out in Section 11.5 of the Shareholders' Agreement and the Investment Banker will be authorized to so represent to third parties.

5. Offer

Teck Cominco, PTQ and Inmet agree that they will in good faith evaluate all bona fide third party offers for the Corporation's assets or shares provided any such offer includes consideration in cash or its equivalent in shares of reasonable liquidity, and otherwise contains terms and conditions customary for a transaction of this nature and acceptable to the Parties, acting reasonably (the "Offer").

6. Proceeds of Sale of Shares or Corporation's Assets

In the event Teck Cominco, PTQ and Inmet accept an Offer for the sale of all of the shares of the Corporation or all of the Corporation's assets, the proceeds after payment of fees and related expenses incurred by the investment banker and payment of the Corporation's costs to effect such transfer (including, in the case of a sale of assets, any applicable taxes) will be distributed to Teck Cominco, PTQ and Inmet in the following proportions:

Teck Cominco	23%
PTQ	29%
Inmet	48%

Teck Cominco, PTQ and Inmet agree that they will do all such acts and things as may be reasonably necessary and within their control or direction to facilitate the completion of such a transactions which form part of an accepted Offer.

7. PTQ Shareholder Approval

Teck Cominco and Inmet acknowledge that PTQ may require that its Board of Directors and shareholders approve any Monetization, and that any determination as to whether or not shareholder approval is required will be the sole decision of the board of PTQ.

8. Rejection of Offer

In the event any of Teck Cominco or PTQ or Inmet rejects an Offer or is unable to obtain the requisite corporate approval for such Offer, and provided that the other two of these three parties wish to accept the Offer, then the Party rejecting such Offer will, within 10 business days of such rejection, pay a "Break Fee" calculated at 2% of the value of the Offer (which value will be determined by the investment banker retained by the Parties pursuant to this Agreement if the Offer includes non-cash consideration) to the other Parties. The Break Fee will be divided between the other two Parties in proportion to the Equity Ratio.

9. PTQ's Right to Issue Shares in Lieu of a cash Break Fee

In the event that PTQ is required to pay a break fee pursuant to Section 8 above, PTQ may issue shares to the other two Parties in lieu of paying the fee. Such shares will be issued at the market price (as defined by the rules/policies of the stock exchange on which PTQ shares are listed for trading) of the shares as of the date on which PTQ informs the other two Parties of its intention not to accept the Offer. Teck Cominco and Inmet agree to execute subscription agreements and such other documents required for share issuance as provided by PTQ, acting reasonably.

10. Restrictions on Transfer During Marketing Period

Teck Cominco, PTQ and Inmet agree that during the Marketing Period they will not sell nor grant any option with respect to their respective interests in the Corporation, other than among themselves, and will not, directly nor indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage proposals from third parties other than in accordance with the process contemplated in this Agreement.

11. Termination of Marketing Period

The Marketing Period will terminate six months after the Government Approval. The Parties agree that the termination of the Marketing Period may be extended by up to 30 days in the event there are delays in the Monetization beyond the reasonable control of the Parties.

12. 1991 Financing Agreement

Teck Cominco and PTQ agree that Teck Cominco shall not have any back-in rights under the 1991 Financing Agreement in respect of the Molejon Deposit or the Ancillary Rights. On the completion of any Monetization pursuant to which Teck Cominco sells its entire interest in the Corporation, the 1991 Financing Agreement will terminate.